March 3, 2025

Sam Tabar
Chief Executive Officer
WhiteFiber, Inc.
31 Hudson Yards, Floor 11
New York, NY 10001

       Re: WhiteFiber, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2025
           CIK No. 0002042022
Dear Sam Tabar:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2025 letter.

Draft Registration Statement on Form S-1
General

1. Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 March 3, 2025
Page 2
Prospectus Summary
Our Business, page 1

2. We note your response to prior comment 13 that your pipeline consists of sites at various stages of evaluation, including those under LOI, pending due diligence, or in early review. Please revise your disclosure to include this information and quantify the amount that is pending due diligence and in early review. In addition, we note your disclosure on page 67 that your development pipeline currently stands at seven sites under "exclusive or nonexclusive letters of intent" aggregating 90+ MW.
       Please provide a further breakdown of the exclusive and nonexclusive letters of intent, and include this information here.
Business, page 62

3. We note your response to prior comment 12 that there are no material power purchase
       agreements in place at the Company   s HPC data centers. Please explain
to us the
       method by which you receive energy at your HPC data centers and the costs for receiving such energy. To the extent you have power purchase agreements in place, please disclose the material terms of these agreements and file these agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.
       Alternatively, please provide an analysis as to why you do not believe these agreements are material.
Strategic Relationships, page 69

4. We note your disclosure on page 69 that you entered into a non-binding Memorandum of Understanding (MOU) with an institutional investor in January 2025 and that the
       MOU identifies certain properties, collectively, as the Seed Project for the Joint
       Venture. Please expand your disclosure regarding the joint venture to clarify which properties are part of the Seed Project and whether your pipeline of data centers will be covered by the MOU. Please also provide further details regarding the economic obligations of each party, and file this document as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or tell us why it is not material.
Notes to Consolidated Financial Statements
4. Other Current Assets, page F-13

5. Refer to your response to prior comment 21. Please tell us, and revise your next amendment accordingly to disclose, the nature and terms of your receivable from third parties as of September 30, 2024 and December 31, 2023.
 March 3, 2025
Page 3

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Irene Paik at 202-551-6553 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Elliot Lutzker